SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 13, 2007	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan, R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	646-536-7006
s.k._chen@chipmos.com	dpasquale@theruthgroup.com

ChipMOS ANNOUNCES SHARE EXCHANGE TRANSACTION WITH ChipMOS TAIWAN

Hsinchu, Taiwan, April 13, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. ("ChipMOS" or the “Company'') (NASDAQ: IMOS) announced today that the Company and ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) have agreed to conduct a share exchange transaction (the “Transaction”) in accordance with the Corporate Merger and Acquisition Law of the Republic of China. ChipMOS will offer to exchange one (1) ChipMOS share for each eight point four (8.4) ChipMOS Taiwan shares outstanding, rounded downward to the nearest whole ChipMOS share. Cash payments will also be made in lieu of fractional shares and to any dissenting shareholders of ChipMOS Taiwan in accordance with the Republic of China law.

Following the Transaction, ChipMOS Taiwan will become a wholly-owned subsidiary of ChipMOS after the cancellation of treasury shares held by ChipMOS Taiwan. ChipMOS currently owns approximately 99.2% of the outstanding shares of ChipMOS Taiwan.

Up to approximately 858,847 new ChipMOS shares will be issued in connection with the Transaction, which would represent approximately 1% of the ChipMOS shares that will be issued and outstanding following the Transaction. The number of new ChipMOS shares that will be issued, and the foregoing percentage, will be reduced to the extent that any ChipMOS Taiwan shareholders exercise dissenter rights to receive cash in lieu of ChipMOS shares.

Closing of the Transaction, which currently is expected to occur in the second half of 2007, is subject to the approval of the shareholders of ChipMOS Taiwan in the annual general shareholders meeting scheduled in June 2007, the receipt of certain regulatory approvals in Taiwan and satisfaction of other customary closing conditions.

The common shares of ChipMOS to be issued in connection with the Transaction have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Today’s announcement does not constitute an offer to sell or the solicitation of an offer to buy securities.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement, including closing of the share exchange transaction, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Legends Pursuant to Section (b) of Rule 802 of the United States Securities Act of 1933

The exchange offer is made for the securities of ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and is subject to disclosure requirements of the Republic of China that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with auditing standards generally accepted in the Republic of China that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since ChipMOS TECHNOLOGIES (Bermuda) LTD. is located in Bermuda, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a Bermuda company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a Bermuda company and its affiliates to subject themselves to a United States court’s judgment.

You should be aware that ChipMOS TECHNOLOGIES (Bermuda) LTD. may purchase the securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.